UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP appoints Dr. Ya-Qin Zhang to the Board dated 26 October 2020, prepared by WPP plc.

FOR IMMEDIATE RELEASE	26 October 2020

WPP PLC ("WPP")

WPP appoints Dr. Ya-Qin Zhang to the Board

WPP today announces the appointment of Dr. Ya-Qin Zhang to its Board as a Non-Executive Director with effect from 1 January 2021.

A world-renowned technologist, scientist and entrepreneur, Dr. Zhang served as President of Baidu Inc, the global internet services and AI company headquartered in Beijing, between 2014 and 2019. As President, he oversaw the company's overall technologies, emerging businesses and global operations. Prior to joining Baidu, he held several key positions during his 16-year tenure with Microsoft, both in the US and in China, including Corporate Vice President, Chairman of Microsoft China, Managing Director of Microsoft Research Asia, and Chairman of Microsoft Asia R&D group.

He has made outstanding contributions to the internet and software industry including, at Microsoft, building one of the world's premier R&D centres with over 3,000 scientists and engineers in multimedia, computer vision, AI/machine learning, speech recognition and machine translation. At Baidu, he played a pivotal role in moving the company to new frontiers including cloud computing, autonomous driving, quantum computing, and AI/machine learning systems.

He was recently appointed Chair Professor of AI Science at Tsinghua University, China and is the founding Dean of the Institute for AI Industry Research at the same university. Dr. Zhang became a Fellow of the Institute of Electrical and Electronics Engineers at the age of 31, making him the youngest scientist to win this honour in the 100-year history of the organisation.  He is also a Fellow of American Academy of Arts and Sciences, and a Foreign Fellow of Australia National Academy of Technology and Engineering.

Dr. Zhang currently serves as a Non-Executive Director of Fortescue Metals Group, an Australian global leader in the iron ore industry, and is a Non-Executive Director of AsiaInfo Technologies Limited, a Hong Kong-listed 5G technology and telecommunications software product and solutions provider, and a Non-Executive Director of ChinaSoft International limited, a Hong Kong-listed global software and IT services company.

Commenting on the appointment, Roberto Quarta, Chairman of WPP, said: "Dr. Zhang is one of the world's most celebrated technologists and business leaders. With his diverse career experience which includes leadership roles at both US and Chinese companies, and his particular understanding of the changing consumer technology landscape within China, he will make an extremely valuable contribution to the WPP Board."

Dr. Zhang said: "I am very excited to be joining WPP, which is a truly global organisation and a leader in its field. I look forward to working with the team as the company embraces future technologies and continues to develop its business in markets around the world."

OAM: Additional Regulatory Information
WPP LEI: 549300LSGBXPYHXGDT93

Balbir Kelly-Bisla
Company Secretary
26 October 2020

Notes

1.  As Non-Executive Director of WPP plc, Dr. Ya-Qin Zhang will receive standard annual fees of £85,000 per annum.

2.  The Board has determined that Dr. Zhang will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code.

3.  In addition to the above, the following directorships held by Dr. Zhang are disclosed in accordance with Listing Rule 9.6.13R:

- 2013 to 2015 Non-Executive Director of Autohome, a Nasdaq-listed online car sales and services provider
- 2014 to 2017 Non-Executive Director of China Digital Video, a Hong Kong-listed digital video company
- 2014 to 2019 Non-Executive Director of Tarena, a Nasdaq-listed education company

Further information
Chris Wade, WPP +44 (0)20 7282 4600

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 26 October 2020.	By: ______________________
Balbir Kelly-Bisla
Company Secretary